1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 15, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a February 14, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 182 (“PEA 182”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on December 30, 2010. PEA 182 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Senior Floating Rate Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Fund Summary—Ticker Symbols. Delete the share class ticker symbols from the beginning of the Fund Summary as this is additional information that is neither permitted nor required by Form N-1A. The ticker symbols need only appear on the front cover page of the Prospectus in response to Item 1 of Form N-1A.

Response: Comment accepted.

Comment 2: Fund Summary—Principal Investment Strategies. The first sentence of this section indicates that the Fund seeks to achieve its investment objective by investing 80% of its assets in a portfolio “including, but not limited to, variable and floating-rate Fixed Income Instruments...” Explain how a Fixed Income Instrument can provide a variable or floating rate of income as the use of these terms in combination appears to be contradictory. Consider revising this sentence to reduce the potential for investor confusion.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA   Beijing  Hong Kong

Brion R. Thompson March 15, 2011 Page 2

Response: The term “Fixed Income Instruments” is a defined term that includes a number of different types of securities and instruments that are, generally speaking, similar to bonds. A complete list of securities and instruments included within the definition of “Fixed Income Instruments” is included in the “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments” section of the prospectus. Various types of securities and instruments within the definition of “Fixed Income Instruments” may provide a variable or floating rate of income. Variable and floating rate securities are described in more detail in the “Characteristics and Risks of Securities and Investment Techniques—Variable and Floating Rate Securities” section of the prospectus. In consideration of the Staff’s comment, the Registrant has reviewed the current disclosure and has determined the language is appropriate as is.

Comment 3: Fund Summary—Principal Investment Strategies. As this section indicates the Fund will invest in derivatives, please address the following: (i) confirm that the Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and that the Fund’s derivatives disclosure is consistent with the observations made in the Letter, (ii) explain the appropriateness of using derivatives to achieve a floating rate of income, for example, by confirming that the derivatives that count towards the Fund’s 80% test are economically equivalent to senior floating rate securities, and (iii) explain how the Fund counts derivatives for purposes of compliance with the Fund’s 80% test (e.g., notional value, market value, purchase price, etc.).

Response:

The Staff’s derivatives letter to the ICI

The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

Brion R. Thompson March 15, 2011 Page 3

The Fund provides a summary of the types of derivatives used within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Risk/Return Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Risk/Return Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Risk/Return Summary and providing successively more detail in each of three separate sections of the prospectus and Statement of Additional Information that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Explain the appropriateness of using derivatives to achieve a senior floating rate of income consistent with the Fund’s 80% test

In the adopting release for Rule 35d-1, the SEC explained that compliance with the 80% requirement of Rule 35d-1 may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001). Footnote 13 of the adopting release states as follows:

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in

Brion R. Thompson March 15, 2011 Page 4

the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

A derivative is a financial contract whose value depends upon or is derived from the value of an underlying asset, and may relate to stocks, bonds and related indexes. For example, in the case of a standard swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment, such as senior debt that provides a floating rate of income (“senior floating rate debt”). The gross returns exchanged between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset, such as senior floating rate debt. Accordingly, through the use of these (and other) derivatives, the Fund may achieve a return that is the economic equivalent to the return derived from a direct investment in the senior floating rate debt underlying the swap. Thus, the Registrant believes that the Fund’s use of derivative instruments to obtain market exposure to the securities in which it primarily invests (i.e., senior floating rate debt) is consistent with Rule 35d-1, as such derivatives have “economic characteristics similar to” senior floating rate debt as required by the adopting release for Rule 35d-1.

Explain how the Fund counts derivatives for purposes of compliance with the Fund’s 80% test

The Fund will typically count each applicable derivative instrument’s market value (not notional value) towards compliance with the Fund’s 80% test. In connection with credit default swaps in which the Fund is selling protection, the Fund will segregate or “earmark” liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Accordingly, if the Fund enters into credit default swaps as a seller of protection, the Fund may count the full notional amount of the swap for purposes of the Fund’s compliance with its 80% test. For additional information regarding how the Fund counts, measures or values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values portfolio holdings, including derivatives.

Comment 4: Fund Summary—Tax Information. Revise this sentence to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a

Brion R. Thompson March 15, 2011 Page 5

fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.1 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Statement of Additional Information

Comment 5: Investment Restrictions. There is a sentence on page 55 of the “Investment Restrictions” section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: Previously the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010. The Staff has also given this comment to several of the Registrant’s prior post-effective amendments and to affiliated registrants’ post-effective amendments. The Registrant’s response is substantively similar to its response provided to the comment on Post-Effective Amendment No. 174.2 Please see the Letter from J. Stephen King, Jr., Pacific Investment Management Company LLC, to Brion R. Thompson, Division of Investment Management, SEC (March 10, 2011), for the Registrant’s current position and response to the Staff’s comment.

Summary Prospectuses

Comment 6: If the Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information

[1]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

[2]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion R. Thompson March 15, 2011 Page 6

and Form N-1A Item 13 Financial Highlights Information, but not other information from the Fund’s shareholder reports.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://investments.pimco.com/prospectuses. You can also get this information at no cost by calling 1-800-927-4648 or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated [                    ], 2011, and Statement of Additional Information, dated July 31, 2010, each as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 182 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Brion R. Thompson March 15, 2011 Page 7

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Audrey L. Cheng, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 15, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 182 to the Registrant’s registration statement under the Securities Act of 1933, as filed on December 30, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Audrey L. Cheng